Interim Condensed Consolidated Financial Statements of

CGI GROUP INC.

For the three and six months ended March 31, 2015 and 2014
(unaudited)

Interim Consolidated Statements of Earnings
For the three and six months ended March 31
(in thousands of Canadian dollars, except per share data) (unaudited)

	Three months ended March 31		Six months ended March 31
	2015	2014	2015	2014
	$	$	$	$
Revenue	2,601,208	2,704,266	5,142,463	5,348,976
Operating expenses
Costs of services, selling and administrative	2,231,436	2,362,774	4,426,821	4,704,088
Integration-related costs	—	25,964	—	48,579
Finance costs	24,804	25,810	49,304	54,248
Finance income	(333)	(793)	(1,253)	(1,873)
Foreign exchange loss	6,656	28	8,477	496
	2,262,563	2,413,783	4,483,349	4,805,538
Earnings before income taxes	338,645	290,483	659,114	543,438
Income tax expense	87,471	59,632	171,684	122,797
Net earnings	251,174	230,851	487,430	420,641
Earnings per share (Note 7C)
Basic earnings per share	0.80	0.75	1.56	1.37
Diluted earnings per share	0.78	0.73	1.52	1.32

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2015 and 2014    1

Interim Consolidated Statements of Comprehensive Income
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2015	2014	2015	2014
	$	$	$	$
Net earnings	251,174	230,851	487,430	420,641
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized gains on translating financial statements of foreign operations	132,369	234,255	124,949	455,898
Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations	(103,671)	(76,799)	(139,983)	(161,188)
Net unrealized gains on cash flow hedges	20,677	7,878	22,891	9,948
Net unrealized gains on available-for-sale investments	1,679	1,007	1,917	1,037
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement losses	(31,462)	(4,544)	(25,839)	(1,971)
Other comprehensive income (loss)	19,592	161,797	(16,065)	303,724
Comprehensive income	270,766	392,648	471,365	724,365

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2015 and 2014    2

Interim Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

	As at March 31, 2015	As at September 30, 2014
	$	$
Assets
Current assets
Cash and cash equivalents (Note 3)	223,506	535,715
Current derivative financial instruments (Note 10)	26,769	9,397
Accounts receivable	992,220	1,036,068
Work in progress	847,421	807,989
Prepaid expenses and other current assets	187,633	174,137
Income taxes	11,234	8,524
Total current assets before funds held for clients	2,288,783	2,571,830
Funds held for clients	266,207	295,754
Total current assets	2,554,990	2,867,584
Property, plant and equipment	479,926	486,880
Contract costs	164,161	156,540
Intangible assets	579,368	630,074
Other long-term assets	73,607	74,158
Long-term financial assets	119,879	84,077
Deferred tax assets	289,154	323,416
Goodwill	6,724,701	6,611,323
	10,985,786	11,234,052

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,060,059	1,060,380
Current derivative financial instruments (Note 10)	5,261	4,588
Accrued compensation	559,241	583,979
Deferred revenue	459,806	457,056
Income taxes	176,468	156,283
Provisions (Note 4)	82,381	143,309
Current portion of long-term debt (Note 5)	88,563	80,367
Total current liabilities before clients’ funds obligations	2,431,779	2,485,962
Clients’ funds obligations	260,387	292,257
Total current liabilities	2,692,166	2,778,219
Long-term provisions (Note 4)	67,750	70,586
Long-term debt (Note 5)	2,041,592	2,599,336
Other long-term liabilities	279,628	308,387
Long-term derivative financial instruments (Note 10)	26,100	149,074
Deferred tax liabilities	146,542	155,972
Retirement benefits obligations	213,561	183,753
	5,467,339	6,245,327

Equity
Retained earnings	2,843,438	2,356,008
Accumulated other comprehensive income (Note 6)	212,559	228,624
Capital stock (Note 7A)	2,296,577	2,246,197
Contributed surplus	165,873	157,896
	5,518,447	4,988,725
	10,985,786	11,234,052

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2015 and 2014    3

Interim Consolidated Statements of Changes in Equity
For the six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2014	2,356,008	228,624	2,246,197	157,896	4,988,725

Net earnings	487,430	—	—	—	487,430
Other comprehensive loss	—	(16,065)	—	—	(16,065)
Comprehensive income	487,430	(16,065)	—	—	471,365
Share-based payment costs	—	—	—	17,126	17,126
Income tax impact associated with stock options	—	—	—	9,907	9,907
Exercise of stock options (Note 7A)	—	—	52,811	(10,388)	42,423
Exercise of performance share units (“PSU”) (Note 7A)	—	—	8,668	(8,668)	—
Purchase of Class A subordinate shares held in trust (Note 7A)	—	—	(11,099)	—	(11,099)
Balance as at March 31, 2015	2,843,438	212,559	2,296,577	165,873	5,518,447

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2013	1,551,956	121,855	2,240,494	141,392	4,055,697

Net earnings	420,641	—	—	—	420,641
Other comprehensive income	—	303,724	—	—	303,724
Comprehensive income	420,641	303,724	—	—	724,365
Share-based payment costs	—	—	—	16,918	16,918
Income tax impact associated with stock options	—	—	—	(2,429)	(2,429)
Exercise of stock options (Note 7A)	—	—	34,209	(7,114)	27,095
Repurchase of Class A subordinate shares (Note 7A)	(55,391)	—	(56,077)	—	(111,468)
Purchase of Class A subordinate shares held in trust (Note 7A)	—	—	(23,016)	—	(23,016)
Resale of Class A subordinate shares held in trust (Note 7A)	—	—	908	482	1,390
Balance as at March 31, 2014	1,917,206	425,579	2,196,518	149,249	4,688,552

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2015 and 2014    4

Interim Consolidated Statements of Cash Flows
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2015	2014	2015	2014
	$	$	$	$
Operating activities
Net earnings	251,174	230,851	487,430	420,641
Adjustments for:
Amortization and depreciation	108,210	117,455	214,101	227,919
Deferred income taxes	(6,083)	(7,094)	11,149	(7,621)
Foreign exchange loss (gain)	562	2,156	(875)	3,259
Share-based payment costs	6,211	6,906	17,126	16,918
Net change in non-cash working capital items (Note 8)	(75,369)	381	(105,021)	(244,157)
Cash provided by operating activities	284,705	350,655	623,910	416,959

Investing activities
Net change in short-term investments	—	59	—	(236)
Proceeds from sale of property, plant and equipment	—	—	15,255	—
Purchase of property, plant and equipment	(21,960)	(41,818)	(67,779)	(92,145)
Additions to contract costs	(16,769)	(21,570)	(31,446)	(34,334)
Additions to intangible assets	(19,330)	(22,211)	(34,987)	(37,589)
Purchase of long-term investments	(1,261)	(3,283)	(5,510)	(11,590)
Proceeds from sale of long-term investments	2,764	3,229	3,719	3,229
Payments received from long-term receivables	901	1,792	2,027	3,634
Cash used in investing activities	(55,655)	(83,802)	(118,721)	(169,031)

Financing activities
Net change in unsecured committed revolving credit facility	—	(322,942)	—	(108,668)
Increase of long-term debt	7,725	9,286	34,644	37,017
Repayment of long-term debt (Note 5)	(481,266)	(14,985)	(799,101)	(30,833)
Settlement of derivative financial instruments (Note 10)	(55,350)	—	(98,322)	—
Purchase of Class A subordinate shares held in trust (Note 7A)	—	—	(11,099)	(23,016)
Resale of Class A subordinate shares held in trust	—	—	—	1,390
Repurchase of Class A subordinate shares (Note 7A)	—	(11,468)	—	(111,468)
Issuance of Class A subordinate shares	20,465	7,307	41,993	27,409
Cash used in financing activities	(508,426)	(332,802)	(831,885)	(208,169)
Effect of foreign exchange rate changes on cash and cash equivalents	13,305	(6,759)	14,487	(12,522)
Net (decrease) increase in cash and cash equivalents	(266,071)	(72,708)	(312,209)	27,237
Cash and cash equivalents, beginning of period	489,577	206,144	535,715	106,199
Cash and cash equivalents, end of period (Note 3)	223,506	133,436	223,506	133,436

Supplementary cash flow information (Note 8).

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2015 and 2014    5

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.Description of business
CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology (“IT”) services as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business functions (“outsourcing”), systems integration and consulting, as well as the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.Basis of preparation
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board. In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, “Summary of significant accounting policies”, of the Company’s consolidated financial statements for the year ended September 30, 2014. The accounting policies were consistently applied to all periods.
These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2014.
The Company’s interim condensed consolidated financial statements for the three and six months ended March 31, 2015 and 2014 were authorized for issue by the Board of Directors on April 28, 2015.
3.Cash and cash equivalents

	As at March 31, 2015	As at September 30, 2014
	$	$
Cash	223,506	265,715
Cash equivalents	—	270,000
	223,506	535,715
4.Provisions
The Company's provisions consist of liabilities for leases of premises that the Company has vacated, litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The Company also recognizes restructuring provisions related to business acquisitions.
During the three and six months ended March 31, 2015, the Company paid $29,562,000 and $50,748,000, respectively ($49,791,000 and $103,116,000 during the three and six months ended March 31, 2014, respectively) related to the restructuring and transformation of Logica's operations to the CGI operating model.
The provision as at March 31, 2015 related to the integration program was $52,479,000 ($105,617,000 as at September 30, 2014).

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2015 and 2014    6

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.Long-term debt
During the three and six months ended March 31, 2015, the Company repaid in advance, without penalty, a portion of the 2016, $1,005,332,000 maturing tranche of  unsecured committed term loan credit facility. The partial repayments amounted to $461,478,000 and $759,630,000, respectively for the three and six months ended March 31, 2015.
6.Accumulated other comprehensive income

	As at March 31, 2015	As at September 30, 2014
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $55,519 as at March 31, 2015 ($31,986 as at September 30, 2014)	636,638	511,689
Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $58,741 as at March 31, 2015 ($37,024 as at September 30, 2014)	(378,566)	(238,583)
Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $15,782 as at March 31, 2015 ($2,162 as at September 30, 2014)	37,411	14,520
Net unrealized gains on available-for-sale investments, net of accumulated income tax expense of $1,571 as at March 31, 2015 ($942 as at September 30, 2014)	4,493	2,576
Items that will not be reclassified subsequently to net earnings:
Net remeasurement losses, net of accumulated income tax recovery of $28,390 as at March 31, 2015 ($18,728 as at September 30, 2014)	(87,417)	(61,578)
	212,559	228,624
For the six months ended March 31, 2015, $3,802,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $1,841,000 were reclassified to net earnings for derivative financial instruments designated as cash flow hedges.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2015 and 2014    7

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.Capital stock, share-based payments and earnings per share

A)	CAPITAL STOCK

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2014	279,311,564	2,199,778	33,272,767	46,419	312,584,331	2,246,197
Issued upon exercise of stock options[1]	2,384,998	52,811	—	—	2,384,998	52,811
PSUs exercised[2]	—	8,668	—	—	—	8,668
Purchased and held in trust[3]	—	(11,099)	—	—	—	(11,099)
As at March 31, 2015	281,696,562	2,250,158	33,272,767	46,419	314,969,329	2,296,577
On January 28, 2015, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) for the purchase of up to 19,052,207 Class A subordinate shares for cancellation on the open market through the Toronto Stock Exchange (“TSX”). The Class A subordinate shares were available for purchase commencing February 11, 2015, until no later than February 10, 2016, or on such earlier date when the Company completes its purchases or elects to terminate the bid.
During the six months ended March 31, 2015, the Company did not repurchase any Class A subordinate shares. During the six months ended March 31, 2014, the Company repurchased 2,490,660 Class A subordinate shares from the Caisse de dépôt et placement du Québec for cash consideration of $100,000,000. The excess of the purchase price over the carrying value in the amount of $46,675,000 was charged to retained earnings. In accordance with the requirements of TSX, the repurchased shares have been taken into account in calculating the annual aggregate limit that the Company was entitled to repurchase under its previous NCIB. In addition, during the six months ended March 31, 2014, the Company repurchased 346,700 Class A subordinate shares under the previous NCIB for cash consideration of $11,468,000 and the excess of the purchase price over the carrying value in the amount of $8,716,000 was charged to retained earnings.

[1]
The carrying value of Class A subordinate shares includes $10,388,000 ($7,114,000 as at March 31, 2014), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]
During the six months ended March 31, 2015, 316,857 PSUs (nil during the six months ended March 31, 2014) were exercised with a recorded average fair value of $8,668,000 that was removed from contributed surplus. As at March 31, 2015, 1,719,827 Class A subordinate shares were held in trust under the PSU plan (1,771,007 as at March 31, 2014) (Note 7B).

[3]
The trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 288,535 Class A subordinate shares of the Company on the open market for $11,099,000 during the six months ended March 31, 2015 (619,888 Class A subordinate shares for $23,016,000 during the six months ended March 31, 2014).

During the six months ended March 31, 2015, the trustee did not sell any Class A subordinate shares that were held in trust. During the six months ended March 31, 2014, the trustee sold on the open market 35,576 Class A subordinate shares that were held in trust. The excess of proceeds over the carrying value of the Class A subordinate shares, in the amount of $482,000, resulted in an increase of contributed surplus.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2015 and 2014    8

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.Capital stock, share-based payments and earnings per share (continued)
B) SHARE-BASED PAYMENTS

i)	Stock options
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.
The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2014	19,728,106
Granted	3,293,882
Exercised	(2,384,998)
Forfeited	(2,562,550)
Outstanding as at March 31, 2015	18,074,440
The fair value of stock options granted during the six months ended March 31 and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	2015	2014
Grant date fair value ($)	8.60	7.92
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	24.70	23.77
Risk-free interest rate (%)	1.33	1.56
Expected life (years)	4.00	4.00
Exercise price ($)	39.64	37.00
Share price ($)	39.64	37.00

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2015 and 2014    9

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.Capital stock, share-based payments and earnings per share (continued)
B) SHARE-BASED PAYMENTS (CONTINUED)

ii)	Performance share units
Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (“participants”) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.
Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a structured entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 7A).
The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2014	1,748,149
Granted[1]	530,000
Exercised	(316,857)
Forfeited	(241,465)
Outstanding as at March 31, 2015	1,719,827
1 The PSUs granted in the period had a grant date fair value of $37.84 per unit.
C) EARNINGS PER SHARE
The following tables set forth the computation of basic and diluted earnings per share for the three and six months ended March 31:

					Three months ended March 31
	2015			2014
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	251,174	312,711,663	0.80	230,851	307,600,215	0.75
Net effect of dilutive stock options and PSUs[2]		10,203,708			9,095,035
	251,174	322,915,371	0.78	230,851	316,695,250	0.73

					Six months ended March 31
	2015			2014
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	487,430	311,912,349	1.56	420,641	308,045,996	1.37
Net effect of dilutive stock options and PSUs[2]		9,538,504			9,727,594
	487,430	321,450,853	1.52	420,641	317,773,590	1.32

[1]
During the three months ended March 31, 2015, there was no repurchase of Class A subordinate shares and 1,719,827 Class A subordinate shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (346,700 and 1,771,007, respectively, during the three months ended March 31, 2014). During the six months ended March 31, 2015, there was no repurchase of Class A subordinate shares and 1,719,827 Class A subordinate shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (2,837,360 and 1,771,007, respectively, during the six months ended March 31, 2014).

[2]
The calculation of the diluted earnings per share excluded respectively 34,000 and 3,269,000 stock options for the three and six months ended March 31, 2015 (4,769,382 for the three and six months ended March 31, 2014), as they were anti-dilutive.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2015 and 2014    10

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.Supplementary cash flow information
a)Net change in non-cash working capital items is as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2015	2014	2015	2014
	$	$	$	$
Accounts receivable	128,243	250,309	58,231	33,021
Work in progress	(43,203)	73,898	(6,966)	17,358
Prepaid expenses and other assets	(32,964)	5,367	(7,666)	3,177
Long-term financial assets	(1,003)	(422)	(3,044)	(2,181)
Accounts payable and accrued liabilities	(90,379)	(125,171)	(17,747)	(86,062)
Accrued compensation	42,714	(86,723)	(23,827)	(122,481)
Deferred revenue	(1,270)	(15,041)	(13,803)	36,549
Provisions	(33,377)	(42,895)	(61,759)	(105,445)
Long-term liabilities	(17,869)	(36,316)	(32,332)	(29,512)
Retirement benefits obligations	(2,058)	(11,548)	(3,303)	(12,898)
Derivative financial instruments	141	(909)	112	308
Income taxes	(24,344)	(10,168)	7,083	24,009
	(75,369)	381	(105,021)	(244,157)
b)Interest paid and received and income taxes paid are classified within operating activities and are as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31
	2015	2014	2015	2014
	$	$	$	$
Interest paid	25,137	18,312	46,411	53,671
Interest received	217	587	1,034	958
Income taxes paid	109,673	67,010	146,699	91,127

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2015 and 2014    11

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.Segmented information
The following presents information on the Company’s operations based on its current management structure managed through seven operating segments which are based on the geographic delivery model, namely: United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Canada; France (including Luxembourg and Morocco); United Kingdom (“U.K.”); Central and Eastern Europe (primarily the Netherlands and Germany) (“CEE”); Asia Pacific (including Australia, India and Philippines).

			For the three months ended March 31, 2015
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	698,659	487,677	385,972	330,597	333,730	245,630	118,943	2,601,208
Earnings before finance costs, finance income and income tax expense[1]	108,502	58,967	77,143	40,895	37,583	21,026	19,000	363,116
Finance costs								(24,804)
Finance income								333
Earnings before income taxes								338,645

[1]
Total amortization and depreciation of $107,912,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $27,529,000, $19,513,000, $17,550,000, $7,995,000, $20,279,000, $7,413,000 and $7,633,000, respectively, for the three months ended March 31, 2015.

			For the three months ended March 31, 2014
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	645,404	564,897	421,670	359,334	336,967	269,606	106,388	2,704,266
Earnings before integration-related costs, finance costs, finance income and income tax expense[1]	39,819	64,243	93,900	62,672	38,811	26,592	15,427	341,464
Integration-related costs								(25,964)
Finance costs								(25,810)
Finance income								793
Earnings before income taxes								290,483

[1]
Total amortization and depreciation of $117,158,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $28,766,000, $21,504,000, $21,551,000, $8,581,000, $24,988,000, $6,890,000 and $4,878,000, respectively, for the three months ended March 31, 2014.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2015 and 2014    12

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.Segmented information (continued)

			For the six months ended March 31, 2015
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	1,353,243	991,016	768,121	655,902	644,428	502,133	227,620	5,142,463
Earnings before finance costs, finance income and income tax expense[1]	203,629	105,521	157,883	81,772	72,756	46,432	39,172	707,165
Finance costs								(49,304)
Finance income								1,253
Earnings before income taxes								659,114

[1]
Total amortization and depreciation of $213,506,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $55,831,000, $39,173,000, $35,576,000, $16,042,000, $38,853,000, $14,894,000 and $13,137,000, respectively, for the six months ended March 31, 2015.

			For the six months ended March 31, 2014
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	1,330,996	1,113,689	842,615	690,809	624,203	539,044	207,620	5,348,976
Earnings before integration-related costs, finance costs, finance income and income tax expense[1]	107,158	113,389	184,014	98,389	59,923	54,769	26,750	644,392
Integration-related costs								(48,579)
Finance costs								(54,248)
Finance income								1,873
Earnings before income taxes								543,438

[1]
Total amortization and depreciation of $227,327,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $56,611,000, $43,259,000, $43,816,000, $16,831,000, $41,590,000, $14,753,000 and $10,467,000, respectively, for the six months ended March 31, 2014.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3) of the Company’s consolidated financial statements for the year ended September 30, 2014. Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2015 and 2014    13

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.Financial instruments
FAIR VALUE
All financial instruments are initially measured at their fair values. Subsequently, financial assets classified as loans and receivables and financial liabilities classified as other liabilities are measured at their amortized cost using the effective interest rate method. Financial assets and liabilities classified as fair value through earnings (“FVTE”) and classified as available-for-sale are measured subsequently at their fair values.
The Company has made the following classifications:
FVTE
Cash and cash equivalents and derivative financial instruments (unless they qualify for hedge accounting). In addition, deferred compensation plan assets within long-term financial assets were designated by management as FVTE upon initial recognition as this reflected management's investment strategy.
Loans and receivables
Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets.
Available-for-sale
Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.
Other liabilities
Accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.
FAIR VALUE HIERARCHY
Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and
Level 3: inputs for the asset or liability that are not based on observable market data.
FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Valuation techniques used to value financial instruments are as follows:

-
The fair value of Senior U.S. and euro unsecured notes, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-
The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm's-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-
The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows;

-	The fair value of cash and cash equivalents is determined using observable quotes.
There were no changes in valuation techniques during the six months ended March 31, 2015.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2015 and 2014    14

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table presents financial liabilities measured at amortized cost categorized using the fair value hierarchy:

		As at March 31, 2015		As at September 30, 2014
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Financial liabilities for which fair value is disclosed
Other liabilities
Senior U.S. and euro unsecured notes	Level 2	1,663,294	1,734,809	1,476,537	1,528,724
Unsecured committed term loan credit facility	Level 2	250,616	251,199	1,001,752	1,005,792
Other long-term debt	Level 2	21,376	19,818	22,036	20,276
		1,935,286	2,005,826	2,500,325	2,554,792

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at March 31, 2015	As at September 30, 2014
		$	$
Financial assets
Financial assets at fair value through earnings
Cash and cash equivalents	Level 2	223,506	535,715
Deferred compensation plan assets	Level 1	37,297	31,151
		260,803	566,866
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	26,769	9,397
Long-term derivative financial instruments	Level 2	37,993	14,834
		64,762	24,231
Available-for-sale
Long-term bonds included in funds held for clients	Level 2	199,741	198,177
Long-term investments	Level 2	36,869	30,689
		236,610	228,866
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	5,261	4,588
Long-term derivative financial instruments	Level 2	26,100	149,074
		31,361	153,662
There were no transfers between Level 1 and Level 2 during the six months ended March 31, 2015.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2015 and 2014    15

Notes to the Interim Condensed Consolidated Financial Statements
For the three and six months ended March 31, 2015 and 2014
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in derivative financial instruments	As at March 31, 2015	As at September 30, 2014
		$	$
Hedges on net investments in foreign operations
$219,000 cross-currency swaps in euro designated as a hedging instrument of the Company’s net investment in European operations ($968,800 as at September 30, 2014)	Long-term liabilities	20,774	136,203
Cash flow hedges on future revenue
U.S.$20,500 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (U.S.$32,000 as at September 30, 2014)	Current liabilities Long-term liabilities	3,388 909	1,651 605

U.S.$73,906 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (U.S.$75,216 as at September 30, 2014)	Current assets Long-term assets Current liabilities Long-term liabilities	2,083 2,509 1,436 671	1,226 1,586 1,963 1,153

$185,216 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($94,600 as at September 30, 2014)	Current assets Long-term assets Current liabilities Long-term liabilities	13,135 18,687 — —	4,276 5,937 475 45

kr109,850 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Swedish krona and the Indian rupee (kr142,600 as at September 30, 2014)	Current assets Long-term assets Current liabilities Long-term liabilities	1,860 1,790 — —	1 — 16 32

€13,550 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Indian rupee (nil as at September 30, 2014)	Current assets Long-term assets	83 25	— —

£36,550 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the British pound and the Indian rupee (nil as at September 30, 2014)	Current assets Long-term assets	896 770	— —

€102,550 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the British pound (€121,100 as at September 30, 2014)	Current assets Long-term assets	8,712 13,230	3,894 7,311

€10,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (€15,000 as at September 30, 2014)	Current liabilities Long-term liabilities	437 108	483 183
Cash flow hedges on unsecured committed term loan credit facility
$484,400 interest rate swaps floating-to-fixed ($484,400 as at September 30, 2014)	Long-term liabilities	3,638	943
Fair value hedges on Senior U.S. unsecured notes
U.S.$250,000 interest rate swaps fixed-to-floating (U.S.$250,000 as at September 30, 2014)	Long-term assets Long-term liabilities	982 —	— 9,910
During the six months ended March 31, 2015, following debt repayments, the Company settled the related floating-to-floating cross-currency swaps with a notional amount of $749,800,000.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2015 and 2014    16